Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 134-A-I dated November 21, 2008	Term Sheet to Product Supplement 134-A-I Registration Statement No. 333-155535 Dated February 24, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index due September 1, 2009

General

  The notes are designed for investors who seek a return of two times the appreciation (up to a maximum total return on the notes of 10.30%*), or an unleveraged return equal to the absolute value of any depreciation (up to 10%), of the S&P 500® Index at maturity. Investors should be willing to forgo interest and dividend payments, and, if the S&P 500® Index declines by more than 10%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 1, 2009†.
  Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about February 27, 2009 and are expected to settle on or about March 4, 2009.

Key Terms

Index:	The S&P 500® Index (the “Index”).
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 10.30%*. For example, if the Index Return is more than 5.15%, you will receive the Maximum Total Return on the notes of 10.30%*, which entitles you to the maximum payment of $1,103* at maturity for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 2)]

*The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 10.30% and $1,103 per $1,000 principal amount note, respectively.

If the Ending Index Level is equal to the Initial Index Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the Ending Index Level declines from the Initial Index Level by up to 10%, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Index Return and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Absolute Index Return)

If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

You will lose some or all of your investment if the Ending Index Level declines from the Initial Index Level by more than 10%.

Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Absolute Index Return:

The absolute value of the Index Return. For example, an Index Return of -5% will equal a 5% Absolute Index Return. All references to the “Absolute Basket Return” in product supplement no. 134-A-I are deemed to refer to the Absolute Index Return.

Initial Index Level:	The closing level of the Index on the pricing date.
Ending Index Level:	The closing level of the Index on the Observation Date.
Observation Date †:	August 27, 2009
Maturity Date†:	September 1, 2009†
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 134-A-I.

Investing in the Dual Directional Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 134-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 134-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

February 24, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 134-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 134-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 134-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241469/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 750 and a Maximum Total Return on the notes of 10.30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Absolute Index Return	Total Return

1350.00	80.00%	80.00%	10.30%
1237.50	65.00%	65.00%	10.30%
1125.00	50.00%	50.00%	10.30%
1050.00	40.00%	40.00%	10.30%
900.00	20.00%	20.00%	10.30%
825.00	10.00%	10.00%	10.30%
788.63	5.15%	5.15%	10.30%
787.50	5.00%	5.00%	10.00%
768.75	2.50%	2.50%	5.00%
757.50	1.00%	1.00%	2.00%
750.00	0.00%	0.00%	0.00%
742.50	-1.00%	1.00%	1.00%
712.50	-5.00%	5.00%	5.00%
675.00	-10.00%	10.00%	10.00%
600.00	-20.00%	20.00%	-11.11%
525.00	-30.00%	30.00%	-22.22%
450.00	-40.00%	40.00%	-33.33%
375.00	-50.00%	50.00%	-44.44%
300.00	-60.00%	60.00%	-55.56%
225.00	-70.00%	70.00%	-66.67%
150.00	-80.00%	80.00%	-77.78%
75.00	-90.00%	90.00%	-88.89%
0.00	-100.00%	100.00%	-100.00%

JPMorgan Structured Investments — Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 750 to an Ending Index Level of 787.50. Because the Ending Index Level of 787.50 is greater than the Initial Index Level of 750 and the Index Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 10.30%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 750 to an Ending Index Level of 712.50. Although the Index Return is negative, because the Ending Index Level of 712.50 is less than the Initial Index Level of 750 by not more than the Buffer Amount of 10% and the Absolute Index Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 3: The level of the Index increases from the Initial Index Level of 750 to an Ending Index Level of 900. Because the Ending Index Level of 900 is greater than the Initial Index Level of 750 and the Index Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 10.30%, the investor receives a payment at maturity of $1,103 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 750 to an Ending Index Level of 600. Because the Index Return is negative and the Ending Index Level of 600 is less than the Initial Index Level of 750 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL IF THE INDEX RETURN IS POSITIVE — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 10.30%, or a maximum payment at maturity of $1,103 for every $1,000 principal amount note. The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 10.30% and $1,103 per $1,000 principal amount note, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL FOR UP TO A 10% RETURN ON THE NOTES EVEN IF THE INDEX RETURN IS NEGATIVE — If the Ending Index Level is less than the Initial Index Level by not more than 10%, you will earn a positive, unleveraged return on the notes equal to the Absolute Index Return. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, if the Absolute Index Return is less than 10%, you will earn a positive return on the notes even if the Ending Index Level is less than the Initial Index Level. For example, an Index Return of -5% will equal a 5% Absolute Index Return.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500 ® Index. The S&P 500 ® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 134-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 134-A-I.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes.  Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax

JPMorgan Structured Investments — Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-2
  treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 134-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Index Level beyond the 10% buffer as compared to the Initial Index Level.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 10.30%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 2, 2004 through February 20, 2009. The closing level of the Index on February 23, 2009 was 743.33. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $10.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-168 of the accompanying product supplement no. 134-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-4